VIA EDGAR AND EMAIL

July 21, 2016

Susan Block, Esq.

John Stickel, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	LATAM Airlines Group S.A.
Registration Statement on Form F-4
Filed May 26, 2016
File No. 333-211652
Responses to Staff comments made by letter dated June 22, 2016

Dear Ms. Block and Mr. Stickel:

On behalf of our client, LATAM Airlines Group S.A., a publicly held company incorporated under the laws of Chile (the “Company”), set forth below is the response of the Company to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated June 22, 2016 (the “F-4 Comment Letter”) in connection with the Company’s Registration Statement on Form F-4, which was filed with the SEC on May 26, 2016 (the “Registration Statement”) relating to the offer to exchange (the “Exchange Offer”) the Company's Class A and Class B Certificates Series 2015-1 (collectively, the “New Certificates”), which have been registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to such Registration Statement, for the Company's outstanding Class A and Class B Certificates Series 2015-1 (collectively, the “Old Certificates”), which were privately placed with Citigroup Global Markets Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities LLC and Natixis Securities Americas LLC on May 14, 2015 and were not registered under the Securities Act. Where appropriate, the term “Company” includes the Company’s consolidated subsidiaries. Concurrently with the submission of this response letter, the Company is filing Pre-Effective Amendment No. 1 to the Registration Statement (as so amended, the “Amended Registration Statement”). The Amended Registration Statement has been updated with respect to certain timing information relating to the Exchange Offer and to correct certain other disclosures in response to the Staff's comments made in the Comment Letter and the Staff's comment letter dated June 22, 2016 with respect to the Company's Form 20-F for the fiscal year ended December 31, 2015 (the “20-F Comment Letter”). In addition, the Company has revised the Amended Registration Statement to update other disclosures.

The Company has enclosed with this letter a marked copy of the Amended Registration Statement (the “Marked Copy”), which was filed today by the Company via EDGAR, reflecting all changes made to the Registration Statement. Any page references in the response below are to the pages of the Marked Copy of the Amended Registration Statement unless otherwise specified.

General

1.	We note that you are registering the Pass Through Certificates, Series 2015-1, in reliance on our position enunciated in Exxon Capital Holding Corp., SEC No-Action Letter (April 13, 1989). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no action letters.

Company Response

The Company hereby informs the Staff that it is registering the Pass Through Certificates, Series 2015-1 in reliance on the Staff position enunciated Exxon Capital Holding Corp., SEC No-Action Letter (April 13, 1988) (the “Exxon Capital Letter”), as well as the Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) and makes the following representations:

(i)     The Company has not entered into any arrangement or understanding with any person to distribute the New Certificates to be received in the Exchange Offer and, to the best of the Company's information and belief, each entity participating in the Exchange Offer is acquiring the New Certificates in its ordinary course of business and is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in the distribution of the New Certificates to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the New Certificates to be acquired in the Exchange Offer (i) could not rely on the Staff’s position enunciated in the Exxon Capital Letter or similar interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

(ii)     The Company will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Certificates acquired for its own account as a result of market-making activities or other trading activities, and who receives New Certificates in exchange for such Old Certificates pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Certificates, which prospectus may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of New Certificates held by the broker-dealer).

(iii)     The Company will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions: (i) if the exchange offeree is not a broker-dealer, a representation that it is not engaged in, and does not intend to engage in, a distribution of the New Certificates; and (ii) if the exchange offeree is a broker-dealer holding Old Certificates acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Certificates received in respect of such Old Certificates pursuant to the Exchange Offer. The transmittal letter or similar documentation also will include a statement to the effect that by so acknowledging and delivering a prospectus, a broker-dealer will not deemed to admit that it is an “underwriter” within the meaning of the Securities Act. In addition, the transmittal letter will also include a representation that neither the broker-dealer nor any beneficial owner has any arrangement or understanding with any person to participate in the distribution of the Old Certificates or the New Certificates within the meaning of the Securities Act.

Exhibit Index

2.	Please confirm your understanding that we will not be in a position to accelerate the effectiveness of your registration statement on Form F-4 until all outstanding comments regarding your Form 20-F for the fiscal year ended December 31, 2015 have been resolved. In addition, to the extent that any comments related to our review of your Form 20-F apply to disclosure in your registration statement, please make corresponding revisions to all affected disclosure.

Company Response

The Company has indicated that the Staff's comment letter dated June 22, 2016 with respect to the Company's Form 20-F for the fiscal year ended December 31, 2015 (the "20-F Comment Letter") has been resolved with the Staff. For your convenience, we are attaching a pdf copy of a letter from the Staff, dated July 19, 2016, confirming that the Staff has completed its review of the Company's 20-F for the fiscal year ended December 31, 2015. The Company has further advised us that no amendment of such 20-F will be made in respect of the 20-F Comment Letter. As such, the Company expects to imminently request acceleration of the effectiveness of its Amended Registration Statement and will contact the Staff with a separate, formal acceleration request.

Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at (212) 878-8242 or Emily DiStefano at (212) 878-4917.

Very truly yours,

/s/ Gary Brooks

Gary Brooks
Clifford Chance US LLP

Enclosures

cc:	LATAM Airlines Group S.A.
Claudia Pavez G.

Clifford Chance US LLP
Emily DiStefano
Clark Spencer
Rebecca Isaacs

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 19, 2016

Enrique Cueto Plaza
Chief Executive Officer
LATAM Airlines Group S.A.
Presidente Riesco 5711, 20th Floor
Las Condes
Santiago, Chile

Re: LATAM Airlines Group S.A.
Form 20-F for Fiscal Year Ended December 31, 2015
Filed April 29, 2016
File No. 001-14728

Dear Mr. Cueto:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure